

# ATOM LIMBS

## The world's first mind-controlled bionic arm

"The most advanced robotic arm in the world." — Quartz
"Amazingly human. A breakthrough." — 60 Minutes
"Like something from space." — CNN





# Imagine fully-human robotic limbs...
## That's where we're headed.

   

**1495**
Da Vinci's Robotic Man

**1963**
Rancho Arm

**2007**
i-Limb Hand

**2020**
What's next?

# … so what's stopping it?







Poor neural control          No finger control          No tactile feedback

# Introducing the **Atom Touch**

A revolutionary human-scale robotics & neural control breakthrough





Watch our arm
in action

Click anywhere
to play (30s)

| "State of the art" robotics | Atom Touch |
|---|---|

 

| "State of the art" robotics | Atom Touch | |
|---|---|---|
| 20lbf pinch grip | 70lbf grasp, 45lb curl | As strong & fast as a human arm |
| 2 sensors | 200 sensors | Internal state & 3D position |
| 5 actuators, 10 "grips" | 17 actuators, 26 DOF | Full arm, hand, & finger dexterity |
| Point-and-click control | Neural "mind" control | Intuitive UX |
| Delayed reaction | Realtime input | Semi-proprioception |
| Visual feedback | Tactile feedback | Sense of touch |

# Invented at JHU APL. Funded by DARPA. Optioned by Atom.

$120M DARPA grant, 2005





**Program:**
Revolutionizing Prosthetics 2009

**Status:**
Complete

**Outcome:**
World's most advanced
lifelike bionic arm

We have an exclusive option agreement.
License negotiation after round raise.

### OPTION AGREEMENT

This Option Agreement (hereinafter "Agreement") is between The Johns Hopkins University Applied Physics Laboratory LLC, a Maryland limited liability company, with its principal office at 11100 Johns Hopkins Road, Laurel, MD 20723-6099 (hereinafter "JHU/APL") and Atom Limbs, LLC (hereinafter "Company"), having an address at Address needed.

This Agreement includes an attached Appendix A (Schedule of JHU/APL Intellectual Property) and Appendix B (Fees and Payment Options).

### RECITALS

JHU/APL, by virtue of its role as a nonprofit, University Affiliated Research Center (UARC), carries out scientific and applied research and development through its staff and is committed to bringing the results of that research and development into widespread use.

The Johns Hopkins University (hereinafter "JHU") through JHU/APL has acquired or is entitled

## Trialed by 20 amputees/quadriplegics


APL
STEM CORPS
Applied Physics Laboratory
Les Baugh, bilateral amputee


APL
*PBS NewsHour's* Miles O'Brien, teleoperations

## Tested by defense & govt


APL
Synbotics
HDT
"Robo Sally", IED Disarmament


Air Force Tech. Sgt. Joe Deslauriers

# Neural "mind" control



## MoleculeOS
*In the cloud* ☁

Prediction & assistance
Progressive autonomy
User archetyping



## Neural Fusion
*On each Atom Touch* 👤

AI-powered neural fusion unit
Realtime internal state model
100s of neural sensors



# **Accruing advantage:** more usage → improved performance

**More users**

**Improved performance**

Live OTA updates.
Increased accuracy.
Predictable assistance.

**Deep learning at scale**

Computer vision.
Prediction.
Real-world usage.
Only prosthetic with AI.

# $2B market opportunity in the U.S.



**50K**
Arm amputees



**150K**
Hand amputees



**1.8M**
Leg amputees











# Revenue

## $100-200K/arm

50% per-unit margin

Sold to amputees & prosthetists
Reimbursed by insurance

*vs. competitor arm cost: $50-250K*

Market:

Anthem.

UnitedHealthcare

VA | U.S. Department of Veterans Affairs

Cigna

This slide contains forward-looking projections which cannot be guaranteed.

# Team

    



**Tyler Hayes**
**CEO**

Previously cofounder of Bebo (acq. Amazon). Neuroscience at St. Olaf.



**Joe Moak**
**CTO**

20 years leading engineering at NeuroPace, St. Jude Medical, Seismic, Apple



**Doug Satzger**
**CDO**

30+ years leading Industrial Design at Apple, IDEO, Intel, and Palm.



**Mark Salada**
**CRO**

20+ years robotics & haptics at Intuitive Surgical, NASA projects at Johns Hopkins APL, and Apple.

## Original inventors



**Eric Faulring**
Lead roboticist on prototype. Chief Engineer at HDT.



**Bobby Armiger**
Principal engineer on prototype. Applied physicist at DARPA and Johns Hopkins APL.

## Advisors

### Medical & Regulatory



**Albert Chi, M.D., OHSU**
Leading TMR surgeon in U.S. 100+ TMR surgeries, incl. Johnny's



**Shawn Becker, CEO, Silvercat Advisors**
Medicare + Reimbursement



**Jared Seehafer,** CEO, Enzyme
FDA + Clinical Trials

### Defense



**Navy Cmdr Jonathan Forsberg, M.D. Ph.D.**
Director, Osseointegration Program, Department of Defense

# Go-To-Market



| JHU option agreement | JHU license | FDA pre-sub & trials | FDA approval | First sales |
|---|---|---|---|---|



| Spring 2020 | Fall 2020 | 2021 | Early 2022 | Summer 2022 |
|---|---|---|---|---|

| Prototype diligence | Transfer & architecture | EVT | DVT | Production |
|---|---|---|---|---|



This slide contains forward-looking projections which cannot be guaranteed.

# Risks & challenges

## Drive down cost
**Alpha parts+labor cost: $300K/arm**

We've already identified the key cost reduction areas and have a roadmap to get from $300K → $30K in 1-2 years.

## Hardware progress
**Arm is robust, known hand robust todo**

Already identified major high-impact improvement methods, e.g., IP67 protection, EMI shielding, etc.

## Software & controls progress
**UX: functional, usability vs. mastery**

Today: usable in 5 mins. Perfectly mimics movement and retains proprioception for "intact" users. For amputees, usable in 5 minutes, master in 1 month.

## Reimbursement
**Payers: require "need demonstration"**

- Complicated process. Spin up group internally to assist patients & providers
- Common pattern in DME. Teams specialize in making this transition
- Payers want product to realize value





**The Future**
Human Body 2.0








Upcoming campaign, October 2020
$250K-$1M raise

## Next milestones

Close license
Complete tech transfer
Production-intent architecture
FDA pre-submission

## Current investors

VILLAGE

$150K, June 2019

## Materials available

**Financials:** cost reduction pathway, productization mfg plan, BOM

**Science:** clinical trials, research papers

**Regulatory pathway**

**Reimbursement breakdown**